FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

FOR IMMEDIATE RELEASE	August 12, 2008

FORBES MEDI-TECH ANNOUNCES SECOND QUARTER 2008 FINANCIAL RESULTS

~Company Increases Revenues by 27% and Completes $3 Million in Non-Dilutive Financing~

VANCOUVER, BC – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) (“Forbes” or “Company”) today announced its results for the second quarter 2008 ended June 30, 2008. Comparative period for these statements is the three- and six-month periods ended June 30, 2007. All amounts are in Canadian Dollars unless otherwise noted.

“As outlined in our restructuring plans announced in May, the Company is focused on growing revenues and further developing its nutraceutical business. Looking at the results for this quarter, we are pleased to report that phytosterol revenues increased approximately 27% over the same period last year,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc.

Financial Highlights from Second Quarter

•

Phytosterol revenues for the quarter ended June 30, 2008 totaled $2.69 million compared with $2.11 million for the quarter ended June 30, 2007, an increase of approximately 27%.

•

Reported net loss was $0.63 per share for the quarter ended June 30, 2008 compared with a net loss per share of $0.71 for same period last year.

•

Forbes completed its transaction with a private investor and obtained gross proceeds of $3 million of non-dilutive capital for its business development and operational plans. Additionally, subject to certain conditions, Forbes will receive an additional $800,000 within a year of the closing of the transaction.

•

Forbes reiterates its financial outlook for the full year 2008 and continues to expect sales of $9.75 million to $10.5 million, an increase of up to 18% compared to its reported revenues in 2007. For further discussion of our 2008 financial outlook, please refer to the Company’s current Management Discussion & Analysis (MD&A), which is being filed with applicable Canadian and U.S. regulatory authorities.

Business Highlights from Second Quarter

•

In May 2008, Forbes announced its business restructuring plans and intent to focus exclusively on its revenue-generating nutraceutical business.

•

The Board of Directors of Forbes Medi-Tech reduced its number of directors from six to four as approved at the Annual General Meeting in May 2008. In addition to the retirement of three directors, Greg Anderson was newly appointed as a Director and Joe Dunne was named Chair.

•

In June 2008, Forbes announced that it had regained compliance with Nasdaq's Minimum Bid Price Requirement, as evidenced by a closing bid price of $1.00 or more for a minimum of ten consecutive trading days.

Capital Resources

As a result of our restructuring in May 2008, we are now of the view that our capital resources will be sufficient to finance operations into the fourth quarter of 2009. This view is based on a number of factors and assumptions including: the assumption that our expenditures will not exceed those currently planned; our revenue will meet or exceed our expectations, which include a projected 20% increase in 2009 revenues based on initial 2009 customer forecasts; we will sell our excess inventories at currently projected prices, which are based on current market prices and the assumption that such prices will not significantly decrease; and the anticipated receipt of the additional $800,000 from our Non-Dilutive Financing within the next year.

Financial Results Summary

Net loss for the six-month period ended June 30, 2008 totaled $4.69 million compared to a net loss of $5.73 million for the same period last year.

Summary:
(‘000’s Cdn$ except per share values and	3 month period	3 month period	6 month period	6 month period
number of shares)	ended	ended	ended	ended
(unaudited)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Revenues	$2,735	$2,232	$4,815	$4,345
Expenses	(5,079)	(5,537)	(8,248)	(9,266)
Loss from continuing operations	$(2,344)	$(3,305)	$(3,433)	$(4,921)

Provision for (recovery of) income taxes	3	(178)	11	(218)
Net loss from continuing operations	$(2,347)	$(3,127)	$(3,444)	$(4,703)

Loss from discontinued operations	(683)	(260)	(1,242)	(1,026)

Net loss for the period	$(3,030)	$(3,387)	$(4,686)	$(5,729)

Weighted average number of shares
(‘000’s)	4,801	4,800	4,801	4,800

Loss per share from continuing operations
Basic and diluted	$(0.49)	$(0.65)	$(0.72)	$(0.98)
Loss per share from discontinued
operations
Basic and diluted	(0.14)	(0.06)	(0.26)	(0.21)
Net loss per share
Basic and diluted	$(0.63)	$(0.71)	$(0.98)	$(1.19)

Revenues

Total revenues, including interest income, for the three months ended June 30, 2008 were 2.74 million (compared with $2.23 million for quarter ended June 30, 2007) and $4.82 million for the six months ended June 30, 2008 (compared with $4.35 million for the six months ended June 30, 2007).  This increase was due to the increase in sales of Reducol™ by Forbes.

Revenues (summary)	3 month period	3 month period	6 month period	6 month period
(‘000’s Cdn$)	ended	ended	ended	ended
(unaudited)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Sales-phytosterol products	$2,461	$1,786	$4,231	$3,339
Sales-finished goods	230	293	489	648
Licensing	-	29	-	57
Phytosterol revenues	2,691	2,108	4,720	4,044
Interest and other	44	124	95	301

Total revenues	$2,735	$2,232	$4,815	$4,345

Expenses

Total expenses for continuing operations, for the three and six months ended June 30, 2008 and 2007 are presented below:

Expenses (summary)	3 month period	3 month period	6 month period	6 month period
(‘000’s Cdn$)	ended	ended	ended	ended
(unaudited)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Cost of sales	$2,167	$2,012	$3,744	$3,614
General & administrative	1,702	1,458	2,951	2,640
Nutraceutical research ,
development and support	544	620	817	1,054
Marketing, sales & product	583	532	941	891
development
Foreign exchange loss /	64	864	(254)	967
(gain)
Depreciation & amortization	19	51	49	100

Total expenses	$5,079	$5,537	$8,248	$9,266

Cost of Sales

Cost of Sales for the three months ended June 30, 2008 totaled $2.17 million on phytosterol revenues of $2.69 million, or 81% of phytosterol revenues, versus $2.01 million on phytosterol revenues of $2.11 million for the three months ended June 30, 2007, or 95% of phytosterol revenues.  In the three months ended June 30, 2008, we reversed $0.16 million (June 30, 2007 - $0.33 million allowance) of inventory reserves on excess inventories and recognized $0.12 million (June 30, 2007 - $nil) relating to allowances for losses on future year purchase commitments, which is included in Cost of Sales.  Prior to the impact of the valuation allowance in the three months ended June 30, 2008 and the three months ended June 30, 2007, cost of sales as a percentage of phytosterol revenues was 82% compared to 80% respectively.

Cost of Sales for the six months ended June 30, 2008 totaled $3.74 million on phytosterol revenues of $4.72 million, or 79% of phytosterol revenues, versus $3.61 million on phytosterol revenues of $4.04 million for the six months ended June 30, 2007, or 89% of phytosterol revenues.  In the six months ended June 30, 2008 we recognized $0.03 million (June 30, 2007 - $0.47 million) of inventory reserves on excess inventories and reversed $0.15 million (June 30, 2007 - $nil) relating to allowances for losses on future year purchase commitments, which is included in Cost of Sales.  Prior to the impact of the valuation allowance in the six months ended June 30, 2008 and the six months ended June 30, 2007, cost of sales as a percentage of phytosterol revenues was 82% compared to 77% respectively.

Fluctuations in Cost of Sales as a percentage of phytosterol revenue are attributable to the mix of product sold in a period, varying contractual sales terms, lower margins realized on the sales of finished goods sold through Forbes-Fayrefield and inventory valuation adjustments

Nutraceutical Research, Development and Support Expenses

For the three months ended June 30, 2008 Nutraceutical research, development and support expenses totaled $0.54 million compared with $0.62 million for the same period in 2007.  Nutraceutical research, development and support expenses for the six months ended June 30, 2008 totaled $0.82 million compared with $1.05 million for the same period in 2007. Nutraceutical research, development and support expenditures prior to the allocation of stock based compensation increased primarily due to severance pay offset by reduced clinical work.  Patent application, filing and defence costs are expensed as incurred and included in R&D costs.

Liquidity and Capital Resources

As at June 30, 2008, our net cash and cash equivalents were $2.85 million compared with $5.23 million as at December 31, 2007.  Our working capital at June 30, 2008 was $5.59 million compared with $9.67 million at December 31, 2007.  The decrease in cash and working capital in the six months ended June 30, 2008 was mainly attributable to funding the loss from operations, offset by the proceeds of the non-dilutive financing.

During the three months ended June 30, 2008, we used $3.32 million of cash for continuing operations compared with $2.58 million of cash used in the three months ended June 30, 2007.  Net cash used in operations for each of the second quarter of 2008 and the second quarter of 2007 was primarily a result of the net loss for the period adjusted for non-cash expenses.

During the six months ended June 30, 2008, we used $5.34 million of cash for operations, primarily due to the operating loss adjusted for non-cash expenses, and increases in non-cash operating assets, primarily accounts receivable, compared with $6.90 million used for operations during the six months ended June 30, 2007, primarily resulting from the net loss adjusted for non cash expenses, and decreases in non cash operating liabilities, primarily accounts payable and accrued liabilities.

Discontinued Operations

In May 2008, the Company announced its decision to discontinue our pharmaceutical research and development programs and to focus on our nutraceutical operations. Accordingly, all expenses, assets and liabilities related to the pharmaceutical research and development programs have been classified as discontinued operations for 2008 and 2007. The company did not generate any revenue from its discontinued pharmaceutical R&D programs. The Company is currently considering a potential sale of its pharmaceutical business unit.

The following tables reflect our loss from discontinued operations relating to our pharmaceutical research and development programs for the three and six-month periods ended June 30, 2008 and 2007.

Loss from discontinued operations	3 month period	3 month period	6 month period	6 month period
(‘000’s Cdn$)	ended	ended	ended	ended
(unaudited)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Expenses
Pharmaceutical research & development	$594	$278	$1,029	$995
Pharmaceutical administrative	84	(23)	202	23
Depreciation and amortization	5	5	11	8

Loss from discontinued operations	$683	$260	$1,242	$1,026

Second Quarter Report

This news release includes by reference the Company’s unaudited financial statements for the second quarter ended June 30, 2008 and the Management Discussion & Analysis (MD&A). The MD&A and financial statements are being filed with applicable Canadian and U.S. regulatory authorities.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc.  (TSX:FMI; NASDAQ:FMTI) is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally.  Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information, please visit www.forbesmedi.com.

The Company’s revenue guidance provided is primarily based on the contracted and forecasted tonnage of Reducol™ and other value added products for sale into the functional food and dietary supplement markets. We have consistently issued revenue guidance in the past in an effort to provide our shareholders with an updated revenue outlook in a timely manner. We caution readers that our revenue guidance is not to be relied upon for any other purpose. The Company’s 2008 revenue guidance includes assumptions that the contracted and forecasted amounts will be ordered and shipped as anticipated.

This News Release contains forward-looking statements and forward-looking information concerning anticipated developments in the Company’s business including projected sales and revenues, sufficiency of our capital resources, our expected receipt of an additional $800,000 in connection with our non-dilutive financing with a private investor, the potential sale of our pharmaceutical business unit, and other information in future periods. Forward-looking statements and information can be identified by forward-looking terminology such as “expect”, “plans”, “intent”, “anticipated”, “2009”, “potential”, “revenue guidance”, “will”, and similar expressions or variations thereon. Forward-looking statements and information are about the future and are inherently uncertain, and actual results may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including, without limitation, the Company’s need for additional future capital, which may not be available in a timely manner or at all;  the risk of unanticipated expenses and inability to control certain costs; uncertainty whether the Company will realize its expected sales of excess inventories at currently projected prices;  the risk that the Company may not receive the additional $800,000 in connection with its non-dilutive financing; the Company’s need for additional customers and the Company’s reliance on its existing customers, including Fayrefield Foods and Pharmavite LLC, for performance; uncertainty whether the Company will realize the revenues currently contracted and forecasted; the effect of competition; uncertainty as to whether the Company’s pharmaceutical business unit will be sold; the need for future regulatory approvals, which are not assured; product liability, intellectual property and insurance risks; manufacturing risks and the Company’s dependency on Phyto-Source LP, its manufacturer of Reducol™; exchange rate fluctuations; uncertainty whether the Company’s shares will remain listed on NASDAQ or the TSX; and other risks and uncertainties affecting the Company and its business, as contained in its latest Annual Information Form / Form 20-F and other documents filed with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements or information if those beliefs, assumptions, or expectations or other circumstances should change.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

Contacts:

Jodi Regts

Director, Investor Relations and Communications

Phone: (604) 681-8976

E-mail: jregts@forbesmedi.com

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Canadian dollars)

(unaudited)

	June 30	December 31
	2008	2007
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$2,846	$5,234
Accounts receivable	2,204	1,277
Inventories	5,334	5,317
Prepaid expenses and deposits	286	224
	10,670	12,052

Long-term Assets
Capital assets	272	387
Other assets	467	512

	$11,409	$12,951

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$2,399	$2,325
Current portion of tenure allowance payable	65	54
Convertible debenture	2,615	-
	5,079	2,379
Long-term liabilities
Tenure allowance	950	940
	6,029	3,319

Shareholders’ equity
Share capital	2,567	101,027
Contributed surplus	10,309	9,875
Deficit	(7,496)	(101,270)
	5,380	9,632

	$11,409	$12,951

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

 (Expressed in thousands of Canadian dollars except share and per share values)

 (unaudited)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

REVENUES
Sales	$2,691	$2,079	$4,720	$3,987
Licensing	-	29	-	57
Phytosterol revenues	2,691	2,108	4,720	4,044
Interest and other	44	124	95	301
	2,735	2,232	4,815	4,345
EXPENSES
Cost of sales	2,167	2,012	3,744	3,614
General and administrative	1,702	1,458	2,951	2,640
Nutraceutical research, development and support	544	620	817	1,054
Marketing, sales and product development	583	532	941	891
Foreign exchange loss (gain)	64	864	(254)	967
Depreciation and amortization	19	51	49	100
	5,079	5,537	8,248	9,266
Loss from continuing operations for the period
before taxes	(2,344)	(3,305)	(3,433)	(4,921)

Provision for (recovery of) income taxes	3	(178)	11	(218)
Net loss from continuing operations for the
period	(2,347)	(3,127)	(3,444)	(4,703)

Loss from discontinued operations	(683)	(260)	(1,242)	(1,026)

Net loss and comprehensive loss for the period	$(3,030)	$(3,387)	$(4,686)	$(5,729)

Deficit, beginning of period	(4,466)	(91,929)	(101,270)	(89,587)
Reduction of deficit and stated share capital	-	-	98,460	-
Deficit, end of period	$(7,496)	$(95,316)	$(7,496)	$(95,316)

Weighted average number of common shares
outstanding (‘000’s)	4,801	4,800	4,801	4,800

Basic and diluted loss per share from continuing
operations	$(0.49)	$(0.65)	$(0.72)	$(0.98)

Basic and diluted loss per share from discontinued
operations	$(0.14)	$(0.06)	$(0.26)	$(0.21)

Basic and diluted loss per share	$(0.63)	$(0.71)	$(0.98)	$(1.19)

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Expressed in thousands of Canadian dollars)

 (unaudited)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

OPERATIONS
Net loss for the period	$(3,030)	$(3,387)	$(4,686)	$(5,729)
Adjustments for:
Depreciation and amortization	25	56	60	108
Loss on write down of capital assets	65	-	65	-
Loss on disposal of capital assets	2	-	2	-
Accretion of interest	54	-	54	-
Amortization of deferred license revenues	-	(29)	-	(57)
Stock-based compensation expense	10	818	35	928
	(2,874)	(2,542)	(4,470)	(4,750)
Net change in non-cash operating items	(441)	(37)	(874)	(2,147)
Net cash used in operations	(3,315)	(2,579)	(5,344)	(6,897)

INVESTMENTS
Acquisition of capital assets	(5)	(27)	(7)	(51)
Proceeds on disposal of capital assets	3	-	3	-
	(2)	(27)	(4)	(51)
FINANCING
Issuance of common shares	-	7	-	7
Debenture	2,960	-	2,960	-
	2,960	7	2,960	7

Decrease in cash and cash equivalents	(357)	(2,599)	(2,388)	(6,941)
Cash and cash equivalents, beginning of period	3,203	10,945	5,234	15,287
Cash and cash equivalents, end of period	$2,846	$8,346	$2,846	$8,346

###